Mail Stop 6010

July 7, 2005

Via U.S. Mail

Mr. James V. Gelly
Chief Financial Officer
777 East Wisconsin Avenue
Suite 1400
Milwaukee, Wisconsin 53202

  RE: Rockwell Automation, Inc.
    Form 10-K for the fiscal year ended September 30, 2004
    Form 10-Q for the quarter ended March 31, 2005
    File No. 1-12383

Dear Mr. Gelly:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant

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